STATEMENT OF INVESTMENTS

General Money Market Fund, Inc.

February 28, 2007 (Unaudited)

Negotiable Bank Certificates of Deposit--40.8%	Principal Amount ($)	Value ($)
Abbey National Treasury Services PLC (Yankee)		
5.32%, 6/11/07	200,000,000	199,997,913
Alliance & Leicester PLC (London)		
5.32%, 6/22/07	125,000,000	125,000,000
Banco Bilbao Vizcaya Argentaria, S.A. (Yankee)		
5.39%, 3/20/07	100,000,000	100,000,000
Bank of America N.A.		
5.32%, 3/21/07	200,000,000 a	200,000,000
Bank of Tokyo-Mitsubishi Ltd. (Yankee)		
5.32%, 6/11/07	300,000,000	300,000,000
Barclays Bank PLC (Yankee)		
5.25%, 6/8/07	170,000,000	170,000,000
Bayerische Hypo-und Vereinsbank AG (Yankee)		
5.31% - 5.32%, 5/8/07 - 6/11/07	400,000,000	400,000,000
Calyon (Yankee)		
5.31% - 5.33%, 3/1/07 - 5/10/07	400,000,000	400,000,000
Credit Agricole (London)		
5.33%, 7/11/07	50,000,000	49,998,074
Credit Suisse (Yankee)		
5.30%, 4/4/07	10,000,000	10,000,000
DEPFA BANK PLC (Yankee)		
5.31% - 5.32%, 3/1/07	370,000,000 b	370,000,000
Fortis Bank (Yankee)		
5.32%, 7/23/07	269,000,000	269,000,000
HBOS Treasury Services PLC (London)		
5.31%, 4/10/07	100,000,000	100,000,000
HSH Nordbank AG (London) (Yankee)		
5.33% - 5.35%, 5/9/07 - 7/26/07	460,000,000 b	460,003,976
Landesbank Hessen-Thuringen Girozentrale (London)		
5.35%, 4/16/07	400,000,000	400,000,000
Toronto Dominion Bank (Yankee)		
5.33%, 5/10/07	260,000,000	260,000,000
UniCredito Italiano Bank PLC (Yankee)		
5.34%, 8/27/07	75,000,000 b	75,000,000
Union Bank of California, N.A.		
5.32%, 5/21/07	70,000,000	69,999,223
Washington Mutual Bank		
5.33%, 5/1/07	30,000,000	29,999,687
Wilmington Trust Co., DE		
5.32% - 5.33%, 6/7/07 - 7/20/07	119,000,000	119,001,768
Total Negotiable Bank Certificates of Deposit		
(cost $4,108,000,641)		**4,108,000,641**
Commercial Paper--43.2%		
Abbey National North America LLC		
5.32%, 3/1/07	100,000,000	100,000,000
Amstel Funding Corp.		

5.38%, 3/20/07	145,185,000 [b]	144,783,483
Aquinas Funding LLC		
5.38%, 3/19/07	25,000,000 [b]	24,934,500
ASB Finance Ltd.		
5.31%, 3/1/07 - 4/2/07	75,000,000 [b]	74,767,111
Atlantis One Funding Corp.		
5.33% - 5.37%, 3/21/07 - 8/21/07	238,000,000 [b]	232,896,617
Bank of America Corp.		
5.27% - 5.32%, 5/7/07 - 6/7/07	250,000,000	246,675,576
Bear Stearns Cos. Inc.		
5.33%, 3/30/07	170,000,000	169,289,258
Beta Finance Inc.		
5.38%, 3/21/07	86,000,000 [b]	85,749,883
BNP Paribas Finance Inc.		
5.25%, 6/6/07	80,000,000	78,897,433
Citigroup Funding Inc.		
5.32% - 5.34%, 3/1/07 - 5/14/07	431,000,000	429,634,793
Concord Minutemen Capital Co. LLC		
5.33% - 5.37%, 3/16/07 - 7/12/07	336,143,000 [b]	332,520,992
CRC Funding LLC		
5.31%, 5/22/07	75,000,000 [b]	74,105,687
Crown Point Capital Co. LLC		
5.34% - 5.37%, 3/16/07 - 7/11/07	301,772,000 [b]	297,125,544
Cullinan Finance Ltd.		
5.33% - 5.38%, 3/13/07 - 3/22/07	200,045,000 [b]	199,538,679
Deutsche Bank Financial LLC		
5.33%, 3/1/07	100,000,000	100,000,000
FCAR Owner Trust, Ser. I		
5.32% - 5.38%, 3/19/07 - 5/8/07	139,000,000	138,292,877
FCAR Owner Trust, Ser. II		
5.37%, 4/27/07	30,000,000	29,751,100
Gemini Securitization Corp., LLC		
5.31%, 5/16/07	65,000,000 [b]	64,280,956
Grampian Funding Ltd.		
5.31%, 3/27/07	30,000,000 [b]	29,887,767
Harrier Finance Funding Ltd.		
5.38%, 3/20/07 - 3/21/07	137,300,000 [b]	136,906,110
HSBC Bank USA N.A.		
5.33%, 5/7/07	34,751,000	34,415,334
Lexington Parker Capital Co. LLC		
5.31%, 4/4/07	142,011,000 [b]	141,308,203
Liquid Funding Ltd.		
5.32%, 5/16/07	50,000,000 [b]	49,446,361
Premier Asset Collateralized Entity LLC		
5.34%, 7/16/07	50,000,000 [b]	49,010,556
Raiffeisen Zentralbank Oesterreich		
5.33%, 4/3/07	260,000,000	258,763,050
Sigma Finance Inc.		
5.29% - 5.31%, 4/3/07 - 6/26/07	234,000,000 [b]	231,255,067
Simba Funding Corp.		
5.31%, 3/1/07 - 5/21/07	149,338,000 [b]	148,815,361
Societe Generale N.A. Inc.		

5.25% - 5.32%, 3/29/07 - 6/6/07	220,000,000	217,163,006
Solitaire Funding Ltd.		
5.31%, 5/21/07	223,338,000 b	220,704,845
Total Commercial Paper		
(cost $4,340,920,149)		**4,340,920,149**

Corporate Notes--15.6%

Banco Bilbao Vizcaya Argentaria, S.A.		
5.31%, 3/21/07	80,000,000 a	79,997,326
Commonwealth Bank of Australia		
5.32%, 3/26/07	45,000,000 a	45,000,000
Cullinan Finance Ltd.		
5.32%, 10/25/07	170,000,000 a,b	169,983,661
Fifth Third Bancorp		
5.32%, 3/23/07	100,000,000 a,b	100,000,000
Harrier Finance Funding Ltd.		
5.32%, 2/27/08	195,000,000 a,b	194,985,455
Morgan Stanley		
5.36%, 3/5/07	100,000,000 a	100,000,000
Nordea Bank Finland PLC		
5.30%, 3/20/07	200,000,000 a	199,997,928
Premier Asset Collateralized Entity LLC		
5.33%, 4/25/07	75,000,000 a,b	74,995,110
Royal Bank of Scotland PLC		
5.31%, 3/21/07	210,000,000 a	210,000,000
Societe Generale		
5.39%, 3/2/07	195,000,000 a	195,000,000
Wells Fargo & Co.		
5.31%, 3/5/07	100,000,000 a	100,000,000
Westpac Banking Corp.		
5.31%, 3/16/07	100,000,000 a	100,000,000
Total Corporate Notes		
(cost $1,569,959,480)		**1,569,959,480**

Time Deposits--1.6%

Abbey National Treasury Services PLC		
5.34%, 3/1/07	120,000,000	120,000,000
State Street Bank and Trust Co., Boston, MA (Grand Cayman)		
5.40%, 3/1/07	43,000,000	43,000,000
Total Time Deposits		
(cost $163,000,000)		**163,000,000**
Total Investments (cost $10,181,880,270)	**101.2%**	**10,181,880,270**
Liabilities, Less Cash and Receivables	**(1.2%)**	**(117,395,014)**
Net Assets	**100.0%**	**10,064,485,256**

a Variable rate security--interest rate subject to periodic change.

b Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At February 28, 2007, these securities amounted to $3,983,005,924, or 39.6% of net assets.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.